SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

25 May 2023

Prudential plc

Results of Annual General Meeting held on 25 May 2023

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 25 (inclusive) as ordinary resolutions together with Resolutions 26 to 30 (inclusive) as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the Accounts for the financial year ended 31 December 2022 together with the, Strategic Report, Directors' Remuneration Report, Directors' Report and the Auditor's Report (the '2022 Annual Report')	2,258,709,618	99.96	817,276	0.04	2,259,526,894	82.07%	27,166,941
2	To approve the Directors' Remuneration Report for the year ended 31 December 2022	2,096,173,741	94.69	117,660,098	5.31	2,213,833,839	80.41%	72,859,272
3	To approve the revised Directors' Remuneration Policy	2,176,820,906	95.71	97,529,901	4.29	2,274,350,807	82.61%	12,342,304
4	To elect Arijit Basu as a Director of the Company	2,275,058,669	99.53	10,707,472	0.47	2,285,766,141	83.02%	925,204
5	To elect Claudia Suessmuth Dyckerhoff as a Director of the Company	2,231,561,566	97.63	54,199,889	2.37	2,285,761,455	83.02%	939,786
6	To elect Anil Wadhwani as a Director of the Company	2,281,911,407	99.82	4,010,013	0.18	2,285,921,420	83.03%	769,821
7	To re-elect Shriti Vadera as a Director of the Company	2,232,527,140	97.66	53,409,330	2.34	2,285,936,470	83.03%	764,771
8	To re-elect Jeremy Anderson as a Director of the Company	2,274,783,955	99.51	11,153,505	0.49	2,285,937,460	83.03%	753,781
9	To re-elect Chua Sock Koong as a Director of the Company	2,138,748,916	94.03	135,687,826	5.97	2,274,436,742	82.61%	12,254,499
10	To re-elect David Law as a Director of the Company	2,228,582,864	97.98	45,858,342	2.02	2,274,441,206	82.61%	12,249,788
11	To re-elect Ming Lu as a Director of the Company	2,247,328,295	98.31	38,599,607	1.69	2,285,927,902	83.03%	763,339
12	To re-elect George Sartorel as a Director of the Company	2,281,834,705	99.82	4,099,682	0.18	2,285,934,387	83.03%	756,494
13	To re-elect Jeanette Wong as a Director of the Company	2,273,180,720	99.50	11,442,252	0.50	2,284,622,972	82.98%	2,068,269
14	To re-elect Yok Tak Amy Yip as a Director of the Company	2,275,174,944	99.53	10,760,949	0.47	2,285,935,893	83.03%	755,348
15	To appoint Ernst & Young LLP as the Company's auditor until the conclusion of the next general meeting at which the Company's account are laid	2,242,036,184	98.08	43,904,404	1.92	2,285,940,588	83.03%	750,653
16	To authorise the Company's Audit Committee, on behalf of the Board, to determine the amount of the auditor's remuneration	2,282,205,458	99.84	3,732,801	0.16	2,285,938,259	83.03%	752,982
17	To renew the authority to make political donations	2,246,464,246	98.27	39,566,620	1.73	2,286,030,866	83.03%	660,375
18	To approve the Prudential Sharesave Plan 2023	2,282,333,068	99.85	3,506,921	0.15	2,285,839,989	83.02%	851,252
19	To approve the Prudential Long Term Incentive Plan 2023	2,237,224,444	97.90	48,046,134	2.10	2,285,270,578	83.00%	1,420,663
20	To approve the Prudential International Savings-Related Share Option Scheme for Non-Employees (ISSOSNE) and the amended rules	2,280,545,831	99.79	4,705,795	0.21	2,285,251,626	83.00%	1,439,615
21	To approve the ISSOSNE Service Provider Sublimit	2,283,119,508	99.92	1,864,461	0.08	2,284,983,969	82.99%	1,537,272
22	To approve the Prudential Agency Long Term Incentive Plan (Agency LTIP)	2,266,486,455	99.21	17,974,262	0.79	2,284,460,717	82.97%	2,230,236
23	To approve the Agency LTIP Service Provider Sublimit	2,269,830,114	99.36	14,610,139	0.64	2,284,440,253	82.97%	2,250,700
24	To renew the authority to allot ordinary shares	2,087,252,577	91.31	198,591,511	8.69	2,285,844,088	83.02%	846,865
25	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,175,903,605	95.43	104,166,973	4.57	2,280,070,578	82.81%	6,620,375
26	To renew the authority for disapplication of pre-emption rights*	2,183,827,318	95.78	96,103,627	4.22	2,279,930,945	82.81%	6,760,008
27	To renew the authority for disapplication of pre-emption rights for purposes of acquisitions or specified capital investments*	2,156,578,605	94.59	123,418,633	5.41	2,279,997,238	82.81%	6,693,715
28	To renew the authority for purchase of own shares*	2,245,341,925	98.38	37,071,334	1.62	2,282,413,259	82.90%	4,277,694
29	To approve and adopt new Articles of Association*	2,282,858,084	99.87	2,993,283	0.13	2,285,851,367	83.02%	839,586
30	To renew the authority in respect of notice for general meetings*	2,170,914,699	94.97	115,020,540	5.03	2,285,935,239	83.03%	755,819
*Special resolution

The full text of Resolutions 17 to 30 (inclusive) is set out in the Notice of Annual General Meeting and explanation of business dated 21 April 2023.

As at 10.30am UK time/ 5.30pm Hong Kong/Singapore time on 23 May 2023, the number of issued shares of the Company was 2,753,212,731 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all of the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM, save for the Directors (excluding independent non-executive directors) and their respective associates who were required to abstain, and have abstained from voting on Resolution 24 which affected a total of 76,900 voting rights. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution. Proxy appointments which gave discretion to the Chair have been included in the total of votes 'for' the respective resolutions. The scrutineer of the poll was Equiniti Financial Services Limited, the Company's Share Registrar.

All Directors of the Company attended the AGM in person.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, a copy of all resolutions, other than those concerning ordinary business, passed at the AGM on 25 May 2023, will shortly be available to view on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Additional Information:

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact:
Tom Clarkson, Company Secretary, +44 (0)20 3977 9172
Sylvia Edwards , Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 May 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary